

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 3, 2018

Via E-Mail
David Jin
Chief Executive Officer
Avalon GloboCare Corp.
4400 Route 9 South, Suite 3100
Freehold, New Jersey 07728

> **Re: Avalon GloboCare Corp.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2018**
> **File No. 333-224343**

Dear Mr. Jin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Thomas S. Levato
Goodwin Procter LLP